

Mail Stop 3628

December 31, 2008

By Facsimile (212-715-8280) and U.S. Mail

Abbe L. Dienstag, Esq.
Kramer Levin Naftalis & Frankel LLP
1177 Avenue of the Americas
New York, New York 10036

Re: Telular Corporation
     Preliminary Proxy Statement on Schedule 14A
     Filed on December 24, 2008 by Simcoe Partners, L.P. and Jeffrey Jacobowitz
     File No. 000-23212

Dear Mr. Dienstag:

 We have reviewed the above filing and have the following comments. Where indicated, we think you should revise the filing in response to these comments. If you disagree, we will consider your explanation as to why a comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

 In some of our comments, we may ask you to provide us with supplemental information so we may better understand the disclosure. After reviewing this information, we may or may not raise additional comments. All defined terms used in this letter have the same meaning as in the proxy statement listed above, unless otherwise indicated.

 Please understand that the purpose of our review process is to assist the filing persons in their compliance with the applicable disclosure requirements and to enhance the overall disclosure in their filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Proxy Statement

General

1.   Please revise the face page of the Schedule 14A above the heading "Name of Person(s) Filing Proxy Statement, if other than the Registrant," to include Mr. Timothy Bernlohr, who is also deemed a participant under the proxy rules. See Instruction 3 to Item 4 of

Schedule 14A for a definition of the term "participant" and refer to Rule 14a-101 for the disclosure required on the cover page of a proxy statement.

2.	We note references throughout your proxy statement that the filing persons together own approximately 5.1% of the Company's common stock. Please reconcile this amount with disclosure in the Schedule 13D filed on December 1, 2008.

3.	Please revise your proxy statement and proxy card to make clear whether the five persons listed in the proxy materials and on the proxy card as being nominated by management of the Company have consented to being named in the proxy statement. Refer to Exchange Act Rule 14a-4(d) and section II.I of Exchange Act Release No. 31326 (October 16, 1992) for guidance. The rule specifies that a person shall not be deemed to be a bona fide nominee and shall not be named as such unless that person has consented to be named in the proxy statement. The proper means of presenting a short slate, as set forth in Rule 14a-4(d), is to represent that you will vote for the company's nominees *other than* those you specify, and to provide a means for security holders to withhold authority with respect to any other company nominee by writing the name of that nominee on the form of proxy.

4.	Revise the cover page of the proxy statement to identify the term of office for the open director positions and class of director, if any, in which the nominees would serve if elected.

Other Matters, page 10

5.	We note that the disclosure refers security holders to information that the filing persons are required to provide and will be contained in the Company's proxy statement for the annual meeting. We presume that the filing persons are relying upon Exchange Act Rule 14a-5(c) to refer to this information. If so, please note that we believe that reliance upon Rule 14a-5(c) before the Company distributes the information to security holders would be inappropriate. If the filing persons disseminate their proxy statement prior to the distribution of the Company's proxy statement, they must undertake to provide the omitted information to security holders. Please advise as to their intent in this regard.

Closing Comments

Please amend the proxy statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with the amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing the amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the filing person is in possession of all facts relating to the disclosure, he or she is responsible for the accuracy and adequacy of the disclosures made.

In connection with responding to our comments, please provide, in writing, a statement from each filing person acknowledging that:

- the filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please direct any questions to me at (202) 551-3444 or, in my absence, to Nicholas Panos, Senior Special Counsel, at (202) 551-3266. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Perry J. Hindin
Special Counsel
Office of Mergers & Acquisitions